UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 4)

DELPHI CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

247126105

(CUSIP Number)

Mr. Timothy Bass

Pardus Capital Management L.P.

590 Madison Avenue

Suite 25E

New York, NY 10022

(212) 719-7550

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Robert B. Stebbins, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

December 7, 2007

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 247126105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pardus Special Opportunities Master Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (1) (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,400,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,400,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,400,000 (2)(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.70% (2)(3)

14	TYPE OF REPORTING PERSON (See Instructions) PN

(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Appaloosa Management L.P., Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Goldman Sachs & Co. as described in Item 4 and footnote (3) below.

(2) Pardus Special Opportunities Master Fund L.P., a limited partnership formed under the laws of the Cayman Islands (the “Fund”), is the beneficial owner of 26,400,000 shares of common stock, par value $0.01 per share (the “Shares”), of Delphi Corporation, a Delaware corporation (the “Issuer”). Pardus Capital Management L.P., a Delaware limited partnership (“PCM”), serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. Pardus Capital Management LLC, a Delaware limited liability company (“PCM LLC”), as the general partner of PCM, and

Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Issuer, as of September 30, 2007 there were approximately 561,781,590 Shares issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 26,400,000 Shares, or approximately 4.70% of the issued and outstanding Shares.

(3) As a result of the transactions and relationships described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of the Shares beneficially owned by the other persons described in Item 4; however, the Reporting Persons disclaim beneficial ownership of all Shares held by the other persons described in Item 4. Based on information filed with the Securities and Exchange Commission, Appaloosa Management L.P. and its related entities beneficially own 52,000,000 Shares, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 Shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,459,280 Shares, UBS Securities LLC beneficially owns 4,414,861 Shares and Goldman Sachs & Co. beneficially owns 15,009,556 Shares.

SCHEDULE 13D

CUSIP No. 247126105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pardus Capital Management L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (1) (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,400,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,400,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,400,000 (2)(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.70% (2)(3)

14	TYPE OF REPORTING PERSON (See Instructions) IA

(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Appaloosa Management L.P., Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Goldman Sachs & Co. as described in Item 4 and footnote (3) below.

(2) The Fund is the beneficial owner of 26,400,000 Shares of the Issuer. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Issuer, as of September 30, 2007 there were approximately 561,781,590 Shares issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 26,400,000 Shares, or approximately 4.70% of the issued and outstanding Shares.

(3) As a result of the transactions and relationships described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of the Shares beneficially owned by the other persons described in Item 4; however, the Reporting Persons disclaim beneficial ownership of all Shares held by the other persons described in Item 4. Based on information filed with the Securities and Exchange Commission, Appaloosa Management L.P. and its related entities beneficially own 52,000,000 Shares, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 Shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,459,280 Shares, UBS Securities LLC beneficially owns 4,414,861 Shares and Goldman Sachs & Co. beneficially owns 15,009,556 Shares.

SCHEDULE 13D

CUSIP No. 247126105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION Pardus Capital Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (1) (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,400,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,400,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,400,000 (2)(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.70% (2)(3)

14	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Appaloosa Management L.P., Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Goldman Sachs & Co. as described in Item 4 and footnote (3) below.

(2) The Fund is the beneficial owner of 26,400,000 Shares of the Issuer. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Issuer, as of September 30, 2007 there were approximately 561,781,590 Shares issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 26,400,000 Shares, or approximately 4.70% of the issued and outstanding Shares.

(3) As a result of the transactions and relationships described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of the Shares beneficially owned by the other persons described in Item 4; however, the Reporting Persons disclaim beneficial ownership of all Shares held by the other persons described in Item 4. Based on information filed with the Securities and Exchange Commission, Appaloosa Management L.P. and its related entities beneficially own 52,000,000 Shares, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 Shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated, beneficially owns 1,459,280 Shares, UBS Securities LLC beneficially owns 4,414,861 Shares and Goldman Sachs & Co., beneficially owns 15,009,556 Shares.

SCHEDULE 13D

CUSIP No. 247126105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION Karim Samii

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (1) (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,400,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,400,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,400,000 (2)(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.70% (2)(3)

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Appaloosa Management L.P., Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Goldman Sachs & Co. as described in Item 4 and footnote (3) below.

(2) The Fund is the beneficial owner of 26,400,000 Shares of the Issuer. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Issuer, as of September 30, 2007 there were approximately 561,781,590 Shares issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 26,400,000 Shares, or approximately 4.70% of the issued and outstanding Shares.

(3) As a result of the transactions and relationships described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of the Shares beneficially owned by the other persons described in Item 4; however, the Reporting Persons disclaim beneficial ownership of all Shares held by the other persons described in Item 4. Based on information filed with the Securities and Exchange Commission, Appaloosa Management L.P. and its related entities beneficially own 52,000,000 Shares, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 Shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,459,280 Shares, UBS Securities LLC beneficially owns 4,414,861 Shares and Goldman Sachs & Co. beneficially owns 15,009,556 Shares.

The Schedule 13D initially filed on July 26, 2007 (the “Initial Schedule 13D”) by Pardus Capital Management L.P., a Delaware limited partnership (“PCM”), Pardus Special Opportunities Master Fund L.P., a limited partnership formed under the laws of the Cayman Islands (the “Fund”), Pardus DPH Holding LLC (“Pardus”), a Delaware limited liability company, Mr. Karim Samii, an individual and Pardus Capital Management LLC, a Delaware limited liability company (“PCM LLC” and, collectively, the “Reporting Persons”) relating to the shares of common stock, $0.01 par value (the “Shares”), of Delphi Corporation (the “Issuer”), as amended by Amendment No. 1 thereto dated August 8, 2007 (“Amendment No. 1”), by Amendment No. 2 thereto dated November 5, 2007 (“Amendment No. 2”) and by Amendment No. 3 thereto dated November 20, 2007 (“Amendment No. 3”), is hereby amended by this Amendment No. 4 to the Initial Schedule 13D (this “Amendment No. 4”).

Certain information contained in this Amendment No. 4 relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Amendment No. 4 that does not expressly pertain to any of the Reporting Persons.

The information set forth in the Exhibits to this Amendment No. 4 is hereby expressly incorporated herein by reference and the responses to each item of this Amendment No. 4 are qualified in their entirety by the provisions of such Exhibits. Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Initial Schedule 13D, and unless otherwise amended hereby, all information previously filed remains in effect.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following:

December 7th Proposal

On December 7, 2007, the New Proposing Investors delivered to the Issuer a proposal, which the Issuer accepted, for a potential investment of up to $2.55 billion in the aggregate in preferred and common equity of the reorganized Issuer in connection with a proposed plan of reorganization for the Issuer (the “December 7th Proposal”). The December 7th Proposal contemplates that the New Proposing Investors would enter into an amendment (the “December 7th Amendment”) to the Investment Agreement, which contemplates a revised plan of reorganization for the Issuer. A copy of the December 7th Proposal is filed herewith as Exhibit 16.

Equity Investment

Under the terms of the Investment Agreement, as amended by the December 7th Amendment (the “December 7th Investment Agreement”) on the terms and subject to the conditions of the December 7th Investment Agreement, the New Proposing Investors would purchase an aggregate of approximately $800 million of convertible preferred stock and approximately $175 million of common stock in the reorganized Issuer as follows: (i) each New Proposing Investor would purchase for $38.39 per share, each New Proposing Investor’s proportionate share of 4,558,479 shares of the reorganized Issuer’s new common stock (the “December 7th Direct Subscription Shares”); (ii) each Investor other than ADAH would purchase for $42.58 per share, each such Investor’s proportionate share of approximately $400 million of the reorganized Issuer’s new Series B Senior Convertible Preferred Stock (the “December 7th Series B Preferred Stock”); and (iii) ADAH would purchase for $42.20 per share, 9,478,887 shares of the reorganized Issuer’s new Series A-1 Senior Convertible Preferred Stock. The number of December 7th Direct Subscription Shares and December 7th Series B Preferred Stock to be purchased by each New Proposing Investor is set forth on Schedule 2 to the December 7th Amendment.

Additionally, on the terms and subject to the conditions of the December 7th Investment Agreement, the New Proposing Investors would purchase any shares of the reorganized Issuer’s new common stock that were not subscribed for pursuant to an approximately $1.575 billion rights offering that would be made available to Eligible Holders. In accordance with the December 7th Investment Agreement, the Issuer would distribute certain rights to Eligible Holders to acquire new common stock of the reorganized Issuer. The rights, which would be separately transferable, would permit Eligible Holders to purchase their pro rata share of new common stock of the reorganized Issuer at $38.39 per share.

Altogether, the New Proposing Investors could invest up to an aggregate of approximately $2.55 billion in the reorganized Issuer. The December 7th Investment Agreement is subject to satisfaction and waiver of numerous conditions and the non-exercise by either the Issuer or the New Proposing Investors of certain termination rights, all of which are more fully described in the December 7th Investment Agreement.

The New Proposing Investors are entitled to payment of certain commitment fees and would be entitled to an alternate transaction fee, in amounts, at the times and under the circumstances set forth in the December 7th Investment Agreement.

On December 6 and 7, 2007, the Bankruptcy Court held a hearing on Delphi’s motion for the approval of the December 7th Investment Agreement and the related Disclosure Statement which describes the Issuer’s plan of reorganization and contains certain other disclosures. On December 7, 2007, the Bankruptcy Court granted the motion to approve the December 7th Investment Agreement. On December 10, 2007, the Bankruptcy Court granted the motion to approve the Disclosure Statement and the New Proposing Investors and the Issuer executed the December 7th Amendment. Copies of the December 7th Amendment and the commitment letter between Pardus and the Fund are filed herewith as Exhibit 17 and Exhibit 18, respectively.

New Waiver Letter

On December 7, 2007, the New Proposing Investors and the Issuer entered into a letter agreement (the “December 7th Waiver Letter”) setting forth the parties’ understandings with regard to certain provisions of the December 7th Investment Agreement. A copy of the December 7th Waiver Letter is filed herewith as Exhibit 19.

Plan of Reorganization

Attached as Exhibit B to the December 7th Amendment is the Issuer’s proposed plan of reorganization (the “December 7th Plan”), which includes provisions for distributions to be made to creditors and stockholders, the treatment of GM’s claims, and the corporate governance of the reorganized Issuer.

Corporate Governance Structure

The term sheets for the December 7th Series B Preferred Stock to be issued to each Investor other than ADAH and the Series A-1 Senior Convertible Preferred Stock to be issued to ADAH in connection with the December 7th Plan provide for a corporate governance structure for the reorganized Issuer. The corporate governance structure for the reorganized Issuer will be the same as that set forth previously in the description of the Investment Agreement entered into on August 3, 2007.

Revised Investor Letter Agreement

On December 7, 2007, Appaloosa, Harbinger, Merrill, UBS, GS and the Fund agreed to make certain amendments to the Letter Agreement. A copy of the Letter Agreement as amended is filed herewith as Exhibit 20. The amended Letter Agreement replaces the Letter Agreement filed as Exhibit 4 to the Initial Schedule 13D filed July 26, 2007.

Except as described in this Item 4 or otherwise described in the Initial Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended. Subject to the terms of the December 7th Investment Agreement and the amended Letter Agreement, each of the Reporting Persons reserves the right, in light of its or his ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its or his business objectives and other relevant factors, to change its or his plans and intentions at any time, as it or he deems appropriate. In particular, and without limiting the generality of the foregoing (but subject to the terms of the Confidentiality Agreement, the December 7th Investment Agreement and the amended Letter Agreement), any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Common Stock by the Securities Act of 1933, as amended, or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Issuer, (ii) sell or transfer shares of Common Stock or other securities beneficially owned by them from time to time in public or private transactions and (iii) cause any of the Reporting Persons to distribute in kind to their respective stockholders, partners or members, as the case may be, shares of Common Stock or other securities owned by such Reporting Persons.

This Amendment No. 4 is not a solicitation for votes on the Issuer’s plan of reorganization. No disclosure statement has been approved by the Bankruptcy Court for the Issuer’s plan of reorganization.

Item 5.	Interest in Securities of the Issuer

Item 5(a) is hereby amended by replacing the sentence “In the aggregate, together with the Fund, the Investors beneficially own 125,644,421 Shares, or approximately 22.37% of the issued and outstanding Shares,” with the sentence “In the aggregate, together with the Fund, the Investors beneficially own 125,733,697 Shares, or approximately 22.38% of the issued and outstanding Shares.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

Item 6 is hereby amended by adding the following:

On December 7, 2007, the New Proposing Investors delivered the December 7th Proposal to the Issuer, which the Issuer accepted.

On December 7, 2007, the New Proposing Investors and the Issuer entered into the December 7th Waiver Letter.

On December 7, 2007, Appaloosa, Harbinger, Merrill, UBS, GS and the Fund entered into an amended Letter Agreement, which became effective when the December 7th Investment Agreement became effective and which supersedes the Letter Agreement.

On December 10, 2007, after approval by the Bankruptcy Court, the New Proposing Investors and Issuer entered into the December 7th Amendment and ADAH and Appaloosa, Del-Auto and Harbinger, Pardus and the Fund, and the Issuer entered into certain commitment letters thereunder.

Other than as described in the Initial Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, and this Amendment No. 4 to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.	Material to be filed as Exhibits.

Item 7 is amended to add the following exhibits:

16. Proposal Letter (attaching form of Second Restated First Amendment to the Equity Purchase and Commitment Agreement, form of Equity Commitment Letters and those changed pages to the Plan and disclosure statement changed since December 3, 2007), dated December 7, 2007 among A-D Acquisition Holdings, LLC, Harbinger Del-Auto Investment Company, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Goldman Sachs & Co. and Pardus DPH Holding LLC. (incorporated by reference to Exhibit 36 of the second Schedule 13D/A filed by Appaloosa Management L.P. on December 12, 2007).

17. Second Restated First Amendment to the Equity Purchase and Commitment Agreement, dated December 10, 2007, among A-D Acquisition Holdings, LLC, Harbinger Del-Auto Investment Company, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Goldman Sachs & Co., Pardus DPH Holding LLC and Delphi Corporation (incorporated by reference to Exhibit 37 of the second Schedule 13D/A filed by Appaloosa Management L.P. on December 12, 2007).

18. Letter Agreement, dated December 10, 2007, from Pardus Special Opportunities Master Fund L.P. to Pardus DPH Holding LLC (incorporated by reference to Exhibit 40 of the second Schedule 13D/A filed by Appaloosa Management L.P. on December 12, 2007).

19. Equity Purchase and Commitment Agreement Waiver Letter, dated December 7, 2007, by and among A-D Acquisition Holdings, LLC, Harbinger Del-Auto Investment Company, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Goldman, Sachs & Co., Pardus DPH Holding LLC and Delphi Corporation (incorporated by reference to Exhibit 41 of the second Schedule 13D/A filed by Appaloosa Management L.P. on December 12, 2007).

20. Letter Agreement, dated December 7, 2007, from Appaloosa Management L.P. to Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Goldman, Sachs & Co. and Pardus Special Opportunities Master Fund L.P (incorporated by reference to Exhibit 42 of the second Schedule 13D/A filed by Appaloosa Management L.P. on December 12, 2007).

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2007	PARDUS DPH HOLDING LLC

	By:	Pardus Capital Management L.P., its Manager

	By:	/s/ Karim Samii
Name: Karim Samii Title: President/CIO

Dated: December 14, 2007	PARDUS SPECIAL OPPORTUNITIES MASTER FUND L.P.

	By:	Pardus Capital Management L.P., its Investment Manager

	By:	Pardus Capital Management LLC, its General Partner

	By:	/s/ Karim Samii
Name: Karim Samii Title: Sole Member

Dated: December 14, 2007	PARDUS CAPITAL MANAGEMENT L.P.

	By:	Pardus Capital Management LLC, its General Partner

	By:	/s/ Karim Samii
Name: Karim Samii Title: Sole Member

Dated: December 14, 2007	PARDUS CAPITAL MANAGEMENT LLC

	By:	/s/ Karim Samii
Name: Karim Samii Title: Sole Member

Dated: December 14, 2007		/s/ Karim Samii
Karim Samii